02019504

[redacted]

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Uf 4-2-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46766

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sugar Creek Center Blvd. , Suite #1010
(No. and Street)

Sugar Land Texas 77478
(City) (State) (Zip Code)

RECEIVED MAR 28 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Blair 281-313-6166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Lincoln & Co.,P.C.
(Name – *if individual, state last, first, middle name*)

1345 Campbell Rd. Suite #210 Houston, TX 77055
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 05 2002
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Uf 4-4-02

OATH OR AFFIRMATION

I, Richard D. Blair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Global Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN C MOSKAL
NOTARY PUBLIC
State of Texas
Comm. Exp. 03-24-2003

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (1)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (2)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (2)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.(2)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (3)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (4)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Accountant's Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) No subordinated liabilities. See Note to financial statements.
(2) Exempt under K (2) i - See note to financial statements.
(3) N/A
(4) See note to financial statements.
(5) Combined With (o)

UNITED GLOBAL SECURITIES, INC.

Financial Statements
Year Ended December 31, 2001

TABLE OF CONTENTS

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

Board of Directors
United Global Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of United Global Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Global Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
February 13, 2002

UNITED GLOBAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and equivalents	$	169,249
Commissions receivable (no allowance required)		21,360
Marketable securities, at fair market value		39,771
Furniture and equipment, at cost		133,172
Accumulated depreciation		(73,906)
Related party note receivable		10,160
Investment in stock		3,300
Other assets		8,531
	$	311,637

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	2,729
Bank overdraft		20,748
Accrued expenses		49,081
Total Liabilities		72,558
Stockholder's Equity		
Common stock, no par value; authorized 2,000 shares; issued and outstanding 2,000 shares		2,000
Additional paid-in capital		47,668
Retained earnings		189,411
Total Stockholder's Equity		239,079
	$	311,637

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2001

Revenue	$	714,989
Expenses		
Salaries		301,272
General and administrative expenses		319,480
Depreciation expense		22,323
		643,075
Net income from operations		71,914
Other income and (expenses)		(6,171)
Net Income	$	65,743

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance, Beginning of Year	2,000	$2,000	$ 47,668	$ 195,257	$ 244,925
Capital contributed					
Distribution				(71,589)	(71,589)
Net Income				65,743	65,743
Balance, End of Year	2,000	$2,000	$ 47,668	$ 189,411	$ 239,079

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash Flows From Operating Activities	
Net Income	$ 65,743
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Loss on marketable securities	11,239
Depreciation	22,323
Decrease in commissions receivable	6,244
Decrease in accounts payable	(13,143)
Increase in bank overdraft	20,748
Increase in accrued expenses	7,670
Net Cash Provided by Operating Activities	120,824
Cash Flows From Investing Activities	
Purchases of investment securities	(89)
Purchase of furniture and equipment	(18,600)
Increase in security deposit	(4,350)
Repayments on related party note receivable	3,330
Net Cash Used in Investing Activities	(19,709)
Cash Flows From Financing Activities	
Distributions	(71,589)
Net Cash Used by Financing Activities	(71,589)
Net Increase in Cash and Equivalents	29,526
Cash and Equivalents, Beginning of Year	139,723
Cash and Equivalents, End of Year	$ 169,249
Interest Paid	$ 290
Taxes Paid	$ 0

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Industry Operations

United Global Securities, Inc. is registered as a broker or dealer under section 15(b) of the Securities and Exchange Act of 1934. The Company was incorporated on October 14, 1993. On November 19, 1993, it was granted registration by the Securities and Exchange Commission.

Cash and Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Commissions are earned at the time the Company receives advices from third parties responsible for payment of the commissions and are recognized as of the date of the advice.

Property and Equipment

The Company's policy is to depreciate property and equipment over the estimated useful lives of the assets using the Modified Accelerated Cost Recovery System (MACRS) method. Use of the MACRS method for financial reporting does not produce results materially different from generally accepted depreciation methods.

Classification	Estimated Useful Life - Years
Furniture & fixtures	7
Office equipment	5

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The more significant areas requiring the use of management estimates relate to fair value of financial instruments and useful lives for depreciation. Accordingly, actual results could differ from those estimated.

Income Taxes

The Company has elected to be taxed as an S corporation, whereby all federal income tax attributes flow to the individual stockholders.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Marketable Securities

Marketable securities are classified as trading securities and are valued at market. Differences between cost and market are recognized in income in the current year. The specific identification method is used to compute realized gain or loss.

Financial Instruments and Credit Risk Concentration

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents and commissions receivable. The Company maintains its cash equivalents in high quality securities placed with various major financial institutions. The Company policy is designed to limit exposure with any one institution. Concentrations of credit risk with respect to commissions receivable is generally diversified due to the large number of financial institutions and their dispersion across geographic areas.

NOTE 2 - EMPLOYEE BENEFIT PLAN

The Company has a money purchase retirement plan covering employees with two years of service. A minimum of 10% of compensation of eligible employees must be contributed to the Plan. The plan expense as of December 31, 2001 was $35,000.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities consist of mutual funds which are held for trading and recorded at their quoted market values. The average cost method is used to determine cost of securities.

Trading securities and holding gains and losses are as follows:

		Holding		Realized	
Cost	Market	Gains	Losses	Gains	Losses
$46,288	$39,771	$ 0	$ 6,517	$ 0	$ 0

The decrease in net unrealized holding gains and losses for the year ended December 31, 2001 resulted in the inclusion of a $11,239 loss in earnings for the current year.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

NOTE 4 - OPERATING LEASES

On December 2, 2001, the Company entered into a rental agreement beginning February 1, 2002, for office space located in Sugar Land, Texas. The term of this lease is 60 months with $3,907 monthly rent for the first 24 months, escalating to $4,297 per month thereafter, until the end of the lease. On November 22, 2001, the Company entered into an auto lease. The terms of this lease are $1,384 per month for 32 months.

Total rental expense for all operating leases, except those with terms of one month or less that were not renewed, amounted to $41,114 for the year ended December 31, 2001.

Future minimum rental payments required under the operating leases are as follows:

Year Ending December 31,	
2002	$ 67,001
2003	69,054
2004	60,862
2005	51,564
2006	51,564
Total minimum payments required	$300,045

NOTE 5 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2001, the net capital ratio of the Company was .51 to 1. Its net capital of $142,536 was $137,536 in excess of its required net capital of $5,000.

NOTE 7 - OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 and specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and not required inasmuch as the Company operates pursuant to the exemption provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The SIPC supplemental report specified by Rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2001

NOTE 8 – SUBSEQUENT EVENTS

During January 2002, the Company borrowed $20,000 on its unsecured bank line of credit. The proceeds will be used primarily for new office furnishings.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company has a note receivable dated July 6, 1997, due from a party related to the shareholder of the Company. The note bears interest at 6.5% and was originally due in thirty monthly installments of $1,175, including interest. Payments totaling $1,500 were received during 2001. At December 31, 2001, the balance is $10,160. Management believes that the note receivable is collectible in full.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values for financial instruments under SFAS No. 107 are determined at discrete points in time based on relevant market information. The estimated fair values of the Company's financial instruments as of December 31, 2001, are as follows:

	Carrying Value	Fair Value
Related party note receivable	$ 10,160	$ 10,160

The carrying value of the related party receivable approximates fair value since it is not practicable to estimate fair value because payments have not been consistent with the original terms. The carrying value of commissions receivable and accounts payable and accrued expense approximate fair value due to the short maturity of those instruments.

NOTE 11 - COMMON STOCK

The Company is authorized to issue 2,000 shares of no par value common stock. Each share of common stock is entitled to one vote. Of the 2,000 shares authorized, there are 2,000 shares issued and outstanding.

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
United Global Securities, Inc.

We have audited the accompanying financial statements of United Global Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 13, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Net Capital Computation pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
February 13, 2002

UNITED GLOBAL SECURITIES, INC.

Net Capital Computation Pursuant to Rule 15c3-1 and Reconciliation to Amount Reported in Company's Part IIA (Unaudited) FOCUS Report

December 31, 2001

Stockholder's Equity	$ 239,079
Nonallowable Assets:	
Property and equipment	59,266
Other assets	11,831
Related party note receivable	10,160
Net Capital Before Haircuts on Security Positions	157,822
Haircuts on securities	15,286
Net Capital	$ 142,536
Aggregate Indebtedness	$ 72,558
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000
Excess Net Capital	$ 137,536
Excess Net Capital at 1,000%	$ 135,280
Ratio: Aggregate Indebtedness to Net Capital	.51 to 1

Reconciliation of Net Capital to Amount Reported in Company's Part IIA (Unaudited) FOCUS Report

Net Capital per Company's Part IIA (Unaudited) FOCUS Report	$ 160,690
Net Audit Adjustments	18,154
Net Capital, per Above Computation	$ 142,536

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

Board of Directors
United Global Securities, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements and supplemental schedule of United Global Securities, Inc. for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by United Global Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5-(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Practices and procedures followed with respect to (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully-paid and excess-margin securities of customers as required by Rule 15c3-3 were not evaluated as the Company does not, at this time, handle securities and accordingly has not established such procedures. The Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001 and no facts came to our attention to indicate that the exemptive provisions had not been complied with during the year ended December 31, 2001.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose and should not be used by anyone other than these specified parties.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
February 13, 2002